Filed by Algoma Steel Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Legato Merger Corp.

(Commission File No. 001-39906)

MEDIA RELEASE

July 5, 2021

Government of Canada Endorses Algoma Steel’s Transformation Plan for Green Steel

Commitment of up to $420 Million

SAULT STE. MARIE, ONTARIO (July 5, 2021) – Algoma Steel Inc.’s (“Algoma Steel”) potential to become the “greenest” flat-rolled steel producer in Canada marked another significant milestone today with the Government of Canada’s commitment of up to $420 million in financial support. Unless otherwise specified, all amounts are in Canadian dollars.

The Right Honourable Prime Minister of Canada Justin Trudeau was on site today along with the Minister of Innovation, Science and Industry, the Honourable François Phillippe Champagne, to make the announcement to facilitate Algoma Steel’s proposed transformation to electric arc furnace steelmaking (EAF).

The financial commitment includes up to $200 million from the Innovation Science and Economic Development Canada’s Strategic Innovation Fund (SIF) through the Net Zero Accelerator to rapidly expedite decarbonization projects and accelerate Canada's industrial transformation. Under an investment agreement in principle, the Canada Infrastructure Bank is committing a further $220 million towards the project. The funding will be provided over four years and will support thousands of very good direct and indirect jobs in Sault Ste. Marie and the province of Ontario, and ensure green steel products are available for inclusion in automobiles, consumer products, and renewed infrastructure that utilizes Algoma steel

Algoma Steel’s proposed EAF transformation has the potential to reduce Algoma Steel’s carbon emissions by approximately 70%, making the project among the lowest-cost-per-tonne of GHG reduction in Canada. When combined with Ontario’s low-carbon power, Algoma Steel will be positioned as the “greenest” producer of flat-rolled steel in Canada, and among the greenest in North America.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Chief Executive Officer, Michael McQuade commented on today’s development, “Having a commitment of this magnitude from the Government of Canada shows leadership towards a net-zero, climate-resilient Canada, and is so very important as we look to make our proposed transformation to EAF steelmaking a reality. We were honoured to host Prime Minister Trudeau and Minister Champagne today and we took to the opportunity to showcase our new No. 2 Ladle Metallurgy Furnace, another significant milestone in Algoma Steel’s transformation journey which we commissioned this past February. The momentum is building on our path to our enhanced sustainability, with the promise of good secure jobs and a greener future for our community and our customers.”

Cautionary Information About Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities legislation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the risk that the anticipated benefits of the Government of Canada’s funding will fail to materialize as planned or at all; the ability of Algoma Steel to implement and realize its business plans, including Algoma’s ability to transform to EAF; and Algoma Steel’s ability to reduce its carbon intensity. The foregoing list of factors is not exhaustive and readers should also consider the other risks and uncertainties set forth in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”), including the proxy statement/prospectus described below that will be filed by Algoma Steel’s parent company (“Algoma”) and Legato Merger Corp. (“Legato”) in connection with their previously announced merger transaction (the “Transaction”). Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma and Legato assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

This news release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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In connection with the proposed Transaction between Algoma and Legato, Algoma will file with the SEC a registration statement on Form F-4 which will include its prospectus as well as Legato’s proxy statement (the “Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the Transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALGOMA, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Algoma and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Legato’s website at https://legatomerger.com or by directing a written request to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by contacting Algoma at 705.206.1022 or brenda.stenta@algoma.com.

Participants in the Solicitation

Legato, Algoma and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato in connection with the Transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Legato’s directors and executive officers can also be found in Legato’s final prospectus dated January 19, 2021 and filed with the SEC on January 21, 2021. These documents are available free of charge as described above.

About Algoma Steel Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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(“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has modernized its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost cutting initiatives underway and is in the process of investing to modernize its plate mill facilities.

Today Algoma is returning to its roots as a customer-focused, entrepreneurial company with the courage and growing capability to meet the industry’s challenges head-on. It is investing in its people and processes, optimizing and modernizing so that it might continue to be your partner in steel.

For more information, please call:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Inc.

Phone: +1.705.206.1022

E-mail: brenda.stenta@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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